Exhibit (a)(1)(A)

COMPANY NOTICE

To the Holders of

BILL BARRETT CORPORATION

5.00% Convertible Senior Notes due 2028

CUSIP 06846NAA2*

Reference is hereby made to the Indenture dated as of March 12, 2008 between Bill Barrett Corporation (the “Company”) and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of March 12, 2008 between the Company and the Trustee (the “First Supplemental Indenture”), the Second Supplemental Indenture dated as of July 8, 2009 among the Company, the Subsidiary Guarantors named therein and the Trustee and the Third Supplemental Indenture dated as of August 3, 2011 among the Company, the Subsidiary Guarantors named therein and the Trustee (as so supplemented, the “Indenture”), pursuant to which the 5.00% Convertible Senior Notes due 2028 of the Company (the “Notes”) were issued and pursuant to which the Notes were subsequently guaranteed by the Subsidiary Guarantors.

In accordance with the Indenture, at the option of each holder of the Notes (each, a “Holder”), all of such Holder’s Notes (equal to $1,000 or an integral multiple thereof), or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof, as directed by such Holder, will be purchased by the Company on March 20, 2012 (the “Purchase Date”).  All Notes purchased by the Company will be paid for in U.S. legal tender (“Cash”) equal to 100% of the principal amount to be purchased plus any accrued and unpaid interest (including Additional Interest, if any) thereon up to, but not including, the Purchase Date (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer”).  No Notes may be purchased by the Company at the option of a Holder if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Purchase Date.  Holders may surrender their Notes at any time during the period beginning at 9:00 a.m., New York City time, on February 21, 2012 and expiring at 9:00 a.m., New York City time, on the Purchase Date.  This Company Notice is being sent pursuant to the provisions of Section 3.07(a) of the First Supplemental Indenture.

March 15, 2012 is an Interest Payment Date for the Notes, and the related Record Date is March 1, 2012.  Pursuant to the terms of the Indenture, regardless of whether or when any Note may be surrendered in the Offer, the installment of accrued but unpaid interest payable for the period ending on March 15, 2012 will be paid on March 15, 2012 to the Holders in whose names the Notes are registered at 5:00 p.m., New York City time, on March 1, 2012.  Consequently, the Purchase Price payable for any Note duly surrendered (and not withdrawn) in the Offer will include accrued interest only for the period from March 15, 2012 up to, but not including, the Purchase Date.

To accept the Offer by the Company to purchase the Notes and receive payment of the Purchase Price, you must validly surrender the Notes and the attached Purchase Notice (the “Purchase Notice”) to the Paying Agent (and not have withdrawn such surrendered Notes and the Purchase Notice) before 9:00 a.m., New York City time, on the Purchase Date.  Notes surrendered for purchase may be withdrawn at any time before 9:00 a.m., New York City time, on the Purchase Date.  The right of Holders to surrender Notes for purchase in the Offer expires at 9:00 a.m., New York City time, on the Purchase Date.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form.  Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The name and address of the Trustee, as Paying Agent and Conversion Agent, is as follows:

DEUTSCHE BANK TRUST COMPANY AMERICAS

c/o DB Services Americas, Inc

5022 Gate Parkway Suite 200

MS JCK01-0218

Jacksonville, FL 32256

Telephone No.: 1-800-735-7777

Dated: February 21, 2012	DEUTSCHE BANK TRUST COMPANY AMERICAS,
TRUSTEE on behalf of Bill Barrett Corporation

NOTICE:

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above and through the Company’s Internet site at www.billbarrettcorp.com.

*        No representation is made as to the correctness of such number either as printed on the Notes or as contained in this notice, and reliance may be placed only on the other identification printed on the Notes.

TABLE OF CONTENTS

SUMMARY TERM SHEET			1
IMPORTANT INFORMATION CONCERNING THE OFFER			4
1.		Information Concerning the Company	4
2.		Information Concerning the Notes	4
	2.1.	The Company’s Obligation to Purchase the Notes	4
	2.2.	Purchase Price	5
	2.3.	Conversion Rights of Notes	5
	2.4.	Market for the Notes and the Shares of the Company	6
	2.5.	Redemption	7
	2.6.	Fundamental Change	7
	2.7.	Ranking	7
3.		Procedures to be Followed by Holders Electing to Surrender Notes for Purchase	8
	3.1.	Method of Delivery	8
	3.2.	Purchase Notice	8
	3.3.	Delivery of Notes	8
4.		Right of Withdrawal	9
5.		Payment for Surrendered Notes	9
6.		Notes Acquired	9
7.		Plans or Proposals of the Company	9
8.		Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes	10
9.		Purchases of Notes by the Company and its Affiliates	10
10.		Material United States Federal Income Tax Considerations	11
11.		Additional Information	14
12.		No Solicitation	15
13.		Definitions	15
14.		Conflicts	15
Annex A — Board of Directors and Executive Officers
Annex B — Form of Purchase Notice

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized.   This Company Notice and the accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdictions in which such offer or solicitation is unlawful.  The Company agrees to reimburse, upon request, brokers, dealers, commercial banks, trust companies or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the Company Notice to their customers who are beneficial owners of the Notes held by them as a nominee or in a fiduciary capacity.  The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information.  None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether to surrender such Holder’s Notes.  You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer.  To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because the information in this summary is not complete and those documents contain additional important information.

•                  Who is offering to purchase my Notes?

Bill Barrett Corporation, a Delaware corporation, is offering to purchase all outstanding 5.00% Convertible Senior Notes due 2028 issued by it that are surrendered for purchase at the option of the Holder thereof.  As of February 20, 2012, there was $172,500,000 aggregate principal amount of Notes outstanding.

•                  Why is the Company making the Offer?

The Company is required to make the Offer under the terms of the Indenture and the Notes.

•                  How much is the Company offering to pay?

Under the terms of the Indenture and the Notes, the Company will pay, in Cash, a Purchase Price equal to 100% of the principal amount to be purchased plus any accrued and unpaid interest (including Additional Interest, if any) thereon up to, but not including, the Purchase Date with respect to any and all Notes validly surrendered for purchase and not withdrawn.  Unless the Company defaults in payment of the Purchase Price for any such Notes so surrendered and not withdrawn, interest (including Additional Interest, if any) on such Notes will cease to accrue on and after the Purchase Date.

March 15, 2012 is an Interest Payment Date for the Notes, and the related Record Date is March 1, 2012.  Pursuant to the terms of the Indenture, regardless of whether or when any Note may be surrendered in the Offer, the installment of accrued but unpaid interest payable for the period ending on March 15, 2012 will be paid on March 15, 2012 to the Holders in whose names the Notes are registered at 5:00 p.m., New York City time, on March 1, 2012.  Consequently, the Purchase Price payable for any Note duly surrendered (and not withdrawn) in the Offer will include accrued interest only for the period from March 15, 2012 up to, but not including, the Purchase Date, and the amount of accrued but unpaid interest that will be payable as part of the Purchase Price with respect to each $1,000 principal amount of the Notes on the Purchase Date is $0.69.

•                  What is the form of payment?

Under the terms of the Indenture, the Company must pay the Purchase Price in Cash with respect to any and all Notes validly surrendered for purchase and not withdrawn.

•                  Are the Notes convertible into shares?

The Notes are convertible in certain circumstances into a number of shares of the Company determined as specified in the Indenture and the terms of the Notes.  However, the Notes are not currently convertible because these circumstances have not been satisfied.  The current conversion rate of the Notes is 15.0761, equivalent to a conversion price per share of approximately $66.33.  This conversion rate is subject to adjustment upon the occurrence of certain corporate events.  Notes as to which a Purchase Notice has been given may only be converted if they are otherwise convertible in accordance with Article 9 of the First Supplemental Indenture and the applicable provisions of the Notes and if the applicable Purchase Notice has been withdrawn in accordance with the terms of the Indenture.

•                  How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities.  Holders are urged to obtain, to the extent available, current market quotations for the Notes prior to making any decision with respect to the Offer.

•                  What does the board of directors of the Company think of the Offer?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for purchase.  You must make your own decision whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

•                  When does the Offer expire?

The Offer expires at 9:00 a.m., New York City time, on the Purchase Date.  The Company does not plan to extend the period you have to accept the Offer unless required to do so by federal securities laws.

•                  What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly surrendered Notes is not unlawful, that purchase will not be subject to any other conditions.

•                  How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Offer, you must deliver the required documents to Deutsche Bank Trust Company Americas, as Paying Agent, no later than 9:00 a.m., New York City time, on the Purchase Date, as described below.  Holders that surrender through DTC need not submit a physical Purchase Notice to the paying agent if such Holders comply with the transmittal procedures of DTC.

•                  A Holder who is a DTC participant should surrender its Notes electronically through DTC’s Automated Tenders over the Participant Terminal System (“ATOP”), subject to the terms and procedures of that system.

•                  A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that Holder desires to surrender its Notes and instruct that nominee to surrender the Notes on the Holder’s behalf.

•                  A Holder whose Notes are held in certificated form must properly complete and execute the Purchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for purchase.

•                  If I surrender, when will I receive payment for my Notes?

The Company will accept for payment all validly surrendered Notes immediately upon expiration of the Offer.  Prior to 10:00 a.m., New York City time, on March 21, 2012, the Company will deposit with the Paying Agent an amount of Cash (in immediately available funds if deposited on such date) sufficient to pay the aggregate Purchase Price of all of the Notes or portions thereof which are to be purchased on the Purchase Date.  The Purchase Price for any Note as to which a Purchase Notice has been given and not withdrawn will be paid on the business day following the later of the Purchase Date or the time of book-entry transfer or the delivery of the Notes and the Holder’s satisfaction of all applicable conditions.

•                  Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time until 9:00 a.m., New York City time, on the Purchase Date.

•                  How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must deliver an executed written notice of withdrawal, or a facsimile of one, to the Paying Agent prior to 9:00 a.m., New York City time, on the Purchase Date.  Holders that withdraw through DTC need not submit a physical notice of withdrawal to the Paying Agent if such Holders comply with the withdrawal procedures of DTC.

•                  Do I need to do anything if I do not wish to surrender my Notes for purchase?

No.  If you do not deliver a properly completed and duly executed Purchase Notice to the Paying Agent or surrender your Notes electronically through ATOP before the expiration of the Offer, the Company will not purchase your Notes and such Notes will remain outstanding subject to their existing terms.

•                  If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No.  You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase.  If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or in integral multiples of $1,000.

•                  If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes.  If you do not surrender your Notes for purchase, your conversion rights will not be affected.  You will continue to have the right to convert the Notes in certain circumstances into a number of shares of the Company or Cash determined as specified in the Indenture and the terms of the Notes.  However, the Notes are not currently convertible because these circumstances have not been satisfied.

•                  If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase in the Offer?

The receipt of cash in exchange for Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes.  You should consult with your own tax advisor regarding the actual tax consequences to you.

•                  Who is the Paying Agent?

Deutsche Bank Trust Company Americas, the trustee for the Notes, is serving as Paying Agent in connection with the Offer.  Its address and telephone number are set forth on the front cover page of this Company Notice.

•                  Who can I talk to if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to Deutsche Bank Trust Company Americas at 1-800-735-7777.

IMPORTANT INFORMATION CONCERNING THE OFFER

1.             Information Concerning the Company.

Bill Barrett Corporation (“we,” “our” or “us”) explores for and develops oil and natural gas in the Rocky Mountain region of the United States. We seek to build stockholder value through profitable growth in reserves and production, which will include investing in and seeking to profitably develop key existing development programs as well as growth through exploration and acquisitions. We seek high quality exploration and development projects with potential for providing long-term drilling inventories that generate high returns. Substantially all of our revenues are generated through the sale of natural gas, natural gas liquids and oil production at market prices and the settlement of commodity hedges.

Our principal executive offices are located at 1099 18th Street, Suite 2300, Denver, Colorado 80202, and our telephone number at that address is (303) 293-9100.  Our website address is www.billbarrettcorp.com.

2.             Information Concerning the Notes.

The Company issued the Notes under an Indenture dated as of March 12, 2008 between Bill Barrett Corporation (the “Company”) and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of March 12, 2008 between the Company and the Trustee (the “First Supplemental Indenture”), the Second Supplemental Indenture dated as of July 8, 2009 among the Company, the Subsidiary Guarantors named therein and the Trustee and the Third Supplemental Indenture dated as of August 3, 2011 among the Company, the Subsidiary Guarantors named therein and the Trustee (as so supplemented, the “Indenture”).  The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated March 5, 2008 to the prospectus dated January 30, 2006 and under the caption “Description of Debt Securities” in that prospectus is incorporated by reference herein.  Pursuant to the terms of the Indenture, GB Acquisition Corporation, Elk Production Uintah, LLC, Aurora Gathering, LLC, Bill Barrett CBM Corporation and Circle B Land Company LLC are Subsidiary Guarantors of the Notes, and will unconditionally guarantee, on a senior unsecured basis, jointly and severally, to each Holder of the Notes and the Trustee, the full and prompt performance of the Company’s obligations under the Indenture and the Notes, including the payment of principal and interest, in accordance with and subject to the terms of the Indenture.

2.1.         The Company’s Obligation to Purchase the Notes.

Under the terms of the Notes, upon compliance with the terms of the Offer as set forth herein, each Holder of the Notes may require the Company to purchase all or a portion of such Holder’s Notes (equal to $1,000 or an integral multiple thereof) validly surrendered for purchase and not withdrawn on March 20, 2012 (the “Purchase Date”).

The Offer expires at 9:00 a.m., New York City time, on the Purchase Date.  The Company does not plan to extend the period Holders of Notes have to accept the Offer unless required to do so by federal securities laws.  If Holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.

Assuming the principal amount of the Notes has not been accelerated or, if such acceleration has occurred, that such acceleration has been rescinded on or before the Purchase Date, the purchase by the Company of validly tendered Notes is not subject to any conditions other than the purchase being lawful.  The Company may not purchase the Notes if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Purchase Date.

If any Notes remain outstanding following expiration of the Offer, beginning April 4, 2012, the Company, at its option, may at any time redeem such outstanding Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest thereon up to, but not including, the date of the redemption of such Notes upon the Trustee providing at least 30 days’ notice to the Holders of such outstanding Notes.

The Company may or may not, in its discretion, elect to exercise its option to redeem any Notes that remain outstanding after expiration of the Offer and, thus there can be no assurance as to whether, or when, the Company may, in its sole discretion, elect to redeem any Notes that remain outstanding after expiration of the Offer.

In the event the Company does not exercise its option to redeem all outstanding Notes after the expiration of the offer, the Company will become obligated to purchase any then-remaining Notes, at the option of the Holders, in whole or in part, on March 20, 2015, March 20, 2018 and March 20, 2023, respectively, at, in each case, a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon up to, but not including, such purchase date.

2.2.         Purchase Price.

Under the terms of the Notes, the purchase price for the Notes in the Offer is equal to $1,000 per $1,000 principal amount thereof plus accrued and unpaid interest (including Additional Interest, if any) thereon up to, but not including, the Purchase Date (the “Purchase Price”).  Unless the Company defaults in payment of the Purchase Price for any Notes surrendered and not withdrawn in the Offer, interest (including Additional Interest, if any) on such Notes will cease to accrue on and after the Purchase Date.

March 15, 2012 is an Interest Payment Date for the Notes, and the related Record Date is March 1, 2012.  Pursuant to the terms of the Indenture, regardless of whether or when any Note may be surrendered in the Offer, the installment of accrued but unpaid interest payable for the period ending on March 15, 2012 will be paid on March 15, 2012 to the Holders in whose names the Notes are registered at 5:00 p.m., New York City time, on March 1, 2012.  Consequently, the Purchase Price payable for any Note duly surrendered (and not withdrawn) in the Offer will include accrued interest only for the period from March 15, 2012 up to, but not including, the Purchase Date, and the amount of accrued but unpaid interest that will be payable as part of the Purchase Price with respect to each $1,000 principal amount of the Notes on the Purchase Date is $0.69.

The Company will pay the Purchase Price in Cash with respect to any and all Notes validly surrendered for purchase and not withdrawn.  The Company will accept Notes surrendered for purchase only in principal amounts equal to $1,000 or integral multiples thereof.  If the Paying Agent holds Cash sufficient to pay the Purchase Price of the Notes tendered and not withdrawn on the business day following the Purchase Date, then (a) such Notes will cease to be outstanding, (b) interest, if any, will cease to accrue on such Notes and (c) the rights of the Holders of such Notes will terminate (other than the right to receive the Purchase Price and all previously accrued and unpaid interest).

The Purchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of shares of the Company.  Accordingly, the Purchase Price may be significantly higher or lower than the current market price of the Notes.  Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and shares of the Company before making a decision whether to surrender their Notes for purchase.

Neither of the Company nor its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice.  Each Holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on that Holder’s assessment of current market value of the Notes and the shares of the Company and other relevant factors.

2.3.         Conversion Rights of Notes.

The Notes are convertible in certain circumstances into cash and a number of shares of the Company determined as specified in the Indenture and the terms of the Notes.  The Notes are convertible through September 20, 2027 under the following circumstances:

•                  during any calendar quarter, if for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the of the calendar quarter preceding the quarter in which the conversion occurs is more than 130% of the Base Conversion Price of the Notes in effect on such last trading day;

•                  during the ten consecutive trading day period following any five consecutive trading day period in which the trading price for the Notes for each such trading day was less than 98% of the closing sale price of the Company’s Common Stock on such date multiplied by the then applicable conversion rate;

•                  at any time prior to 5:00 p.m., New York City time, on the second scheduled trading day prior to the Redemption Date with respect to Notes called for redemption, if the Company or Trustee has issued a notice of redemption of Notes, even if such notes are not otherwise convertible at such time;

•                  at any time after the Company gives notice to the Holders of Notes of any election by it to distribute to all, or substantially all, Holders of Common Stock certain rights or warrants or cash, debt securities or other assets, in each case on the business day prior to the date of such distribution or the Company’s announcement that such distribution will not take place;

•                  if a fundamental change, merger or consolidation occurs, during a specified time prior to the occurrence of such event; or

•                  after September 20, 2027, through the business day immediately preceding the stated maturity regardless of whether any of the above referenced events have occurred.

As of February 20, 2012, none of these conditions had been satisfied.  However, if, as described above, at any time on or after April 4, 2012, the Company, at its option, gives notice of its election to redeem any Notes that remain outstanding after expiration of the Offer, such Notes will be convertible at any time prior to 5:00 p.m., New York City time, on the second scheduled trading day prior to the related redemption date.

The current conversion rate of the Notes is 15.0761, equivalent to a conversion price per share of approximately $66.33.  This conversion rate is subject to adjustment upon the occurrence of certain corporate events.  In addition, no adjustment in the conversion price shall be required unless the adjustment would result in a change of at least 1% in the conversion price as last adjusted; provided that such adjustments shall be taken into account in any subsequent adjustment upon required purchase of the Notes in connection with a fundamental change and five business days prior to the stated maturity.

Holders that do not surrender their Notes for purchase pursuant to the Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes.  Any Note as to which a Purchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Purchase Notice has been validly withdrawn before the expiration of the Offer, as described in Section 4 below.

2.4.         Market for the Notes and the Shares of the Company.

There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities.  The Notes have been deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

The Company’s shares of common stock are listed on the New York Stock Exchange under the symbol “BBG.”   The following table presents the range of high and low closing sales prices of the Company’s shares of common stock on the NYSE by quarter since January 1, 2009.

	Price
	High	Low
2009
First Quarter	$24.35	$17.40
Second Quarter	35.70	22.95
Third Quarter	34.13	25.07
Fourth Quarter	37.36	27.32
2010
First Quarter	$34.99	$29.16
Second Quarter	36.45	29.96
Third Quarter	37.44	29.85
Fourth Quarter	41.13	36.05
2011
First Quarter	$42.04	$36.43
Second Quarter	46.35	40.02
Third Quarter	51.54	36.24
Fourth Quarter	44.72	32.13

On February 17, 2012, the last reported sales price of shares of the Company on the NYSE was $29.05 per share.  As of January 27, 2012, there were 47,835,848 shares outstanding.  We urge you to obtain current market information for the Notes, to the extent available, and the shares of the Company before making any decision to surrender your Notes pursuant to the Offer.

2.5.         Redemption.

On or after April 4, 2012, the Company will have the right to redeem the Notes in whole or in part, for a cash redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest thereon up to, but not including, the redemption date.  The Company may or may not, in its discretion, elect to redeem Notes that remain outstanding after expiration of the Offer and, thus, there can be no assurance as to whether, or when, the Company may, in its sole discretion, elect to redeem any Notes that remain outstanding after expiration of the Offer.

2.6.         Fundamental Change.

A Holder may require the Company to repurchase for cash such Holder’s Notes if there is a Fundamental Change at a purchase price equal to the principal amount plus accrued and unpaid interest up to but excluding the Fundamental Change Purchase Date.

2.7.         Ranking.

The Notes are unsecured senior obligations of the Company and rank equal in right of payment to all of the Company’s existing and future senior indebtedness; senior in right of payment with all of the Company’s future senior subordinated indebtedness; senior in right of payment to all of the Company’s future subordinated obligations; and effectively subordinated to all of the Company’s secured indebtedness, including the Company’s senior revolving credit facility, with respect to the collateral securing such indebtedness.  The Notes will be structurally subordinated to all present and future secured and unsecured debt and other obligations of the Company’s subsidiaries that do not guarantee the Notes.  The terms of the Indenture do not limit the Company’s ability to incur additional indebtedness, senior or otherwise.

3.                                      Procedures to be Followed by Holders Electing to Surrender Notes for Purchase.

Holders will not be entitled to receive the Purchase Price for their Notes unless they validly surrender and do not withdraw the Notes before the expiration of the Offer.  Only registered Holders are authorized to surrender their Notes for purchase.  Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof.

If Holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the terms of the Notes.

3.1.         Method of Delivery.

The method of delivery of Notes, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent.  The date of any postmark or other indication of when a Note or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received.  If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of March 20, 2012 to permit delivery to the Paying Agent prior to 9:00 a.m., New York City time, on March 20, 2012.

3.2.         Purchase Notice.

The Indenture requires that a written Purchase Notice (or in the case of the Global Note, a notice delivered electronically or by other means in accordance with the Depositary’s customary procedures) must state:

•                  if the Notes are Certificated Securities, the certificate number of the Note which the Holder will deliver to be purchased or, if the Notes are not Certificated Securities, all information required to comply with all DTC procedures;

•                  the portion of the principal amount of Notes to be purchased, in multiples of $1,000 thereof;

•                  that the Notes are to be purchased by the Company pursuant to the applicable terms of the Notes and Indenture;

3.3.         Delivery of Notes.

Notes in Certificated Form. To receive the Purchase Price, Holders of Notes in certificated form must deliver to the Paying Agent the Notes to be surrendered for purchase and the accompanying Purchase Notice, or a copy thereof, before 9:00 a.m., New York City time, on March 20, 2012.

Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the Holder’s behalf.

Notes in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:

•                  delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes before the expiration of the Offer; and

•                  electronically transmitting his or her acceptance through ATOP, subject to the terms and procedures of that system.

In surrendering through ATOP, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of an agreement to be bound by the Purchase Notice.

Notes and the Purchase Notice must be delivered to the Paying Agent to collect payment.  Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.

4.                                      Right of Withdrawal.

Notes surrendered for purchase may be withdrawn at any time before 9:00 a.m., New York City time, on March 20, 2012. In order to withdraw Notes, Holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice specifying the principal amount, if any, of such Note which remains subject to the original Purchase Notice, and which has been or will be delivered for purchase by the Company.

The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), unless such Notes have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Offer.  Notes withdrawn from the Offer may be re-surrendered by following the surrender procedures described above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.

5.                                      Payment for Surrendered Notes.

The Company will deposit with the Paying Agent, before 10:00 a.m., New York City time, on March 21, 2012, the appropriate amount of Cash required to pay the Purchase Price for the Notes validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the Cash to the Holders.  The Purchase Price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of March 21, 2012 and the time of surrender of such Notes to the Paying Agent.  Each Holder of a beneficial interest in the Notes that has properly delivered such beneficial interest for purchase by the Company through the DTC and not validly withdrawn such delivery before the expiration of the Offer will receive the Purchase Price promptly after such distribution.

The total amount of funds required by the Company to purchase all of the Notes is approximately $172,619,792 (assuming all of the Notes are validly surrendered for purchase and accepted for payment).  In the event any Notes are surrendered and accepted for payment, the Company currently intends to use available cash of it and its affiliates, borrowing under its senior revolving credit facility or a combination of the foregoing to pay the Purchase Price.

6.                                      Notes Acquired.

Any Notes that are purchased by the Company pursuant to the Offer will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.                                      Plans or Proposals of the Company.

Except as described or incorporated by reference in this document, the Company presently has no plans that relate to or would result in:

(1)           any extraordinary transaction, such as a merger, reorganization or liquidation, involving any of its subsidiaries;

(2)           any repurchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3)           any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4)           any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer of the Company;

(5)           any other material change in the Company’s corporate structure or business;

(6)           any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)           any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8)           the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(9)           the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10)         any changes in the Company’s certificate of incorporation or organizational regulations or its other governing instruments or other actions that could impede the acquisition of control of the Company.

8.                                      Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes.

To the knowledge of the Company:

•                  none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•                  none of the officers or directors of the subsidiaries of the Company has any beneficial interest in the Notes;

•                  the Company will not purchase any Notes from such persons; and

•                  during the 60 days preceding the Purchase Date, neither the Company nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

9.                                      Purchases of Notes by the Company and its Affiliates.

Each of the Company and its respective affiliates, including their respective executive officers and directors, are prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until the expiration of at least ten business days after the termination of the Offer.  Following that time, if any Notes remain outstanding, the Company and its respective affiliates may purchase Notes in the open market, in private transactions, through the Company’s redemption rights pursuant to the Indenture, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price to be paid pursuant to the Offer.  Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the market price of the shares of the Company, the Company’s business and financial position and general economic and market conditions.

On or after April 4, 2012, the Company will have the right to redeem the Notes in whole or in part, for a cash redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest thereon up to, but not including, the redemption date.  The Company may or may not, in its discretion, elect to exercise its option to redeem any Notes that remain outstanding after expiration of the Offer and, thus there can be no assurance as to whether, or when, the Company may, in its sole discretion, elect to redeem any Notes that remain outstanding after expiration of the Offer.

In the event the Company does not exercise its option to redeem all outstanding Notes after the expiration of the Offer, the Company will become obligated to purchase any then-remaining Notes, at the option of the Holders, in whole or in part, on March 20, 2015, March 20, 2018 and March 20, 2023, respectively, at, in each case, a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon up to, but not including, such purchase date.

10.                               Material United States Federal Income Tax Considerations.

This section is a discussion of the material U.S. federal income tax considerations relating to the surrender of Notes for purchase pursuant to the Offer. This summary does not provide a complete analysis of all potential tax considerations of the Offer. The information provided below is based on existing authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the Offer. The summary generally applies only to investors that hold the Notes as “capital assets” (generally, property held for investment). This summary does not describe the effects of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws. In addition, this discussion does not address tax considerations applicable to an investor as a result of such investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•                 banks, insurance companies or other financial institutions;

•                 regulated investment companies and real estate investment trusts and stockholders of such entities that hold the Notes;

•                 persons subject to the alternative minimum tax;

•                 entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•                 dealers and traders in securities or currencies;

•                 controlled foreign corporations;

•                 passive foreign investment companies;

•                 S corporations, partnerships and other pass-through entities, including entities and arrangements classified as partnerships for U.S. federal income tax purposes, and beneficial owners of, or investors in, such entities;

•                 certain former citizens or long-term residents of the United States;

•                 U.S. holders, as defined below, whose functional currency is not the U.S. dollar; and

•                 persons holding Notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security.

As used herein, the term “U.S. Holder” means a beneficial owner of Notes or, to the extent set forth below, common stock that for U.S. federal income tax purposes is

•                  an individual who is a citizen or resident of the United States;

•                  a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•                  a trust if it is subject to the primary supervision of a U.S. court and the control of one or more United States persons (as defined for U.S. federal tax purposes) or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner of Notes that is an individual, corporation, estate or trust and is not a U.S. Holder.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of a Note that is a partnership, and the partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of the surrender of the Notes for purchase pursuant to the Offer.

You are urged to consult your own tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences related to the surrender of the Notes for purchase pursuant to the Offer arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Sale of Notes Pursuant to the Offer. A U.S. Holder who receives cash in exchange for Notes pursuant to the Offer will recognize taxable gain or loss equal to the difference between (a) the amount of cash received and (b) the U.S. Holder’s adjusted tax basis in the Notes surrendered. A U.S. Holder’s adjusted tax basis in the Notes will generally equal the U.S. Holder’s cost of the Notes increased by any accrued market discount that was previously included in income, or will be included in income this year, by such U.S. Holder and reduced by the amount of any bond premium previously amortized by the U.S. Holder with respect to such Notes. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. Long-term capital gain recognized by a non-corporate U.S. Holder generally is subject to U.S. taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.  Payments for accrued interest not previously included in income will be treated as ordinary interest income.

A U.S. Holder who acquired Notes at a market discount generally will be required to treat any gain recognized upon the purchase of its Notes pursuant to the Offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” equals the excess of the stated redemption price at a maturity of the Notes over the U.S. Holder’s initial tax basis in the Notes.  U.S. Holders should consult their tax advisors regarding the portion of any gain that would be taxable as ordinary income under the market discount rules.

Non-U.S. Holders

Accrued but Unpaid Interest

Payments of accrued interest on the Notes will be exempt from U.S. federal income or withholding tax, provided that:

•                  you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code of 1986, as amended (the “Code”);

•                  you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•                  you provide your name and address, and certify, under penalties of perjury, that you are not a United States person, as defined under the Code (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your Notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of the applicable Treasury regulations; and

•                  the interest is not effectively connected with the conduct of a U.S. trade or business.

If you cannot satisfy the requirements described above, the 30% United States federal withholding tax will apply with respect to payments of accrued interest on the Notes (including payments treated as interest on the Notes), unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with your conduct of a United States trade or business. If you are a Non-U.S. Holder engaged in a trade or business in the United States and accrued interest on a Note is effectively connected with your conduct of that trade or business, you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied, but you will be subject to United States federal income tax on that interest on a net income basis generally in the same manner as if you were a U.S. Holder unless an applicable income tax treaty provides otherwise. In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct of a trade or business in the United States.

Sale of Notes Pursuant to the Offer

As a Non-U.S. Holder, you will generally not be subject to U.S. federal income tax on gain realized on the surrender of the Notes unless:

•                  the gain is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States);

•                  you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•                  we are a “U.S. real property holding corporation” (“USRPHC”) within the shorter of the five-year period preceding such disposition and the period the Non-U.S. Holder held the Note or our common stock, subject to the discussion below.

If you are a Non-U.S. Holder engaged in a trade or business in the United States and gain is effectively connected with your conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by you), you will be subject to United States federal income tax on that gain on a net income basis generally in the same manner as if you were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct of a trade or business in the United States.

If you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met, except as otherwise provided by an applicable income tax treaty, you will generally be subject to a flat 30% U.S. federal income tax on the gain derived from a sale or other disposition, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

In general, we would be a USRPHC if interests in real property comprised the majority of our assets. We believe that we are a USRPHC for U.S. federal income tax purposes. However, so long as our common stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder (i) who owns within the time period described above more than 5% of the Notes, if the Notes are regularly traded on an established securities market, (ii) who owns Notes with a value greater than 5% of our common stock as of the latest date any such Notes were acquired, if the Notes are not regularly traded on an established securities market, or (iii) who actually or constructively owns within the time period described above more than 5% of our common stock, will be subject to United States tax on the surrender of the Notes. The application of the rules relating to interests in a USRPHC to gain recognized on the disposition of the Notes is not entirely clear. Non-U.S. Holders that meet any of the ownership requirements discussed above are strongly encouraged to consult their own tax advisors with respect to the United States tax consequences of the surrender of the Notes.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide its taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his tax returns. The backup withholding tax rate is currently 28%.

U.S. Holders

Payments of accrued interest to U.S. Holders on Notes, and the proceeds from the surrender of Notes, generally will be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements. Any amount withheld under the backup withholding rules is allowable as a credit against the holder’s United States federal income tax, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

In general, information reporting and backup withholding will not apply to the surrender of Notes by a Non-U.S. Holder pursuant to the Offer, provided that the Non-U.S. Holder has provided the required documentation that it is not a U.S. person (for example, IRS Form W-8BEN). However, information reporting (but not backup withholding) may apply to any portion of the proceeds attributable to accrued interest, even if the accrued interest is not subject to U.S. tax because of a treaty or Code exception.

11.                               Additional Information.

The Company files annual, quarterly and special reports, proxy statements and other information with the SEC.  You can read and copy any materials the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a Web site that contains information the Company files electronically with the SEC, which you can access over the Internet at http://www.sec.gov.  You can obtain information about the Company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below contain important information about the Company and its financial condition:

•                  The Company’s Annual Report on Form 10-K for the year ended December 31, 2010 is incorporated herein by reference;

•                  The Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 are incorporated herein by reference;

•                  The Company’s Current Reports on Form 8-K filed with the SEC May 16, 2011, August 29, 2011, September 23, 2011, September 27, 2011, October 18, 2011, and December 1, 2011 and the Company’s Current Report on Form 8-K/A filed with the SEC September 19, 2011 are incorporated herein by reference; and

•                  The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated March 5, 2008 to the prospectus dated January 30, 2006 and under the caption “Description of Debt Securities” in that prospectus is incorporated by reference herein.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.  To the extent there is a conflict in this Company Notice on the one hand and any of these documents on the other hand, you should rely on the information in this Company Notice.

12.                               No Solicitation.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. Deutsche Bank Trust Company Americas, however, is the trustee under the Indenture and will be communicating with and providing notices to Holders of the Notes as required by the Indenture.

13.                               Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Notes.

14.                               Conflicts.

In the event of any conflict between this Company Notice and the accompanying Purchase Notice, on the one hand, and the terms of the Indenture and the Notes or any applicable laws, on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company, or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

BILL BARRETT CORPORATION

February 21, 2012

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents the name and title of each of the Company’s executive officers and directors as of February 20, 2012.  The address of each such person is c/o Bill Barrett Corporation, 1099 18th Street, Suite 2300, Denver, Colorado 80202.

Name	Title
Fredrick J. Barrett	Chief Executive Officer, President and Chairman
Robert W. Howard	Chief Financial Officer and Treasurer
R. Scot Woodall	Chief Operating Officer
Francis B. Barron	Executive Vice President — General Counsel and Secretary
Kurt M. Reinecke	Executive Vice President — Exploration
David R. Macosko	Senior Vice President — Accounting
Stephen W. Rawlings	Senior Vice President — Operations
James M. Fitzgibbons	Director
Kevin O. Meyers	Director
Jim W. Mogg	Director and Lead Director
William F. Owens	Director
Edmund P. Segner, III	Director
Randy I. Stein	Director
Michael E. Wiley	Director

ANNEX B

FORM OF PURCHASE NOTICE

TO: BILL BARRETT CORPORATION and DEUTSCHE BANK TRUST COMPANY AMERICAS, as Paying Agent and Conversion Agent

The undersigned registered holder of the 5.00% Convertible Senior Notes due 2028 of Bill Barrett Corporation (the “Company”) hereby acknowledges receipt of the Company Notice dated February 21, 2012, together with a Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission, relating to the purchase of Notes by the Company on March 20, 2012 and requests and instructs the Company (through the Paying Agent) to purchase the Notes referred to below on March 20, 2012, pursuant to the terms and conditions specified in (i) Section 3.07(a) of the Indenture referred to in the Company Notice and (ii) the caption “6. Purchase at the Option of the Holder” in the Notes.

Dated:

Exact Name of Holder

Signature(s)

NOTICE: The above signatures of the Holder(s) hereof must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

Certificate Number(s) of Notes to be purchased (if applicable):

Portion of the principal amount of Notes to be purchased (in multiples of $1,000 thereof):